Exhibit 10.1
August 1, 2011
Mr. Garry Rogerson
P.O. Box 60185
Palo Alto CA 94306
Dear Garry:
Subject to a Board confirmatory vote, which we will seek immediately after you countersign this letter, we are extremely pleased to offer you the position of Chief Executive Officer for Advanced Energy Industries, Inc. (the “Company” or “Advanced Energy”). In this capacity, you will have the complete support of the Board of Directors in your efforts to make certain that the Company achieves the goals set forth by the Board. You will also serve as a member of the Board. Your first day of employment would be August 4, 2011. Your starting salary will be $600,000 on an annualized basis and will be paid semi-monthly.
In addition to the above base salary you are eligible for additional short and long term incentive compensation.
The 2011 target cash incentive percentage for this position is 100% of the annual base salary and, in accordance with the Corporate Incentive Plan, will be dependent on both Company financial performance and your individual performance. For 2011, the incentive award would be on a prorated basis — 5/12th of your target. There is a minimum performance threshold before the first dollar is paid, as well as a maximum payout of 1.5 times your base salary. Incentive plans are re-evaluated and are subject to change at any time, at the discretion of the Company. These plans typically reward performance related to corporate and individual objectives. The incentive compensation is described in a separate Corporate Incentive Plan document and will be provided to you upon acceptance. Irrespective of the plan terms described above, the payment of your 2011 pro rata bonus will be guaranteed.
With regard to long term compensation, the Board would offer to you two equity packages. First, the Board of Directors plans to grant to you an option to purchase 157,500 shares of Company common stock with a 3-year vesting period (1/3rd vests every year) and a grant of 22,500 RSUs with a 3-year vesting period (1/3rd vests every year) (known as the “First Grant”).

Second, the Board of Directors plans to grant to you a 3-year performance-based option consisting of: (i) an option to purchase 112,500 shares of Company common stock that would vest if the Company stock price meets or exceeds $22 per share each day during a 30-day consecutive period within the 3-year option life and (ii) an option to purchase 112,500 shares of Company common stock that would vest if the Company stock price meets or exceeds $27.50 per share (125% of the previous stock price requirement) each day during a 30-day consecutive period within the 3-year option life (known as the “Second Grant”). The Board plans to meet within a week of your starting date to make such grants.
The options and RSUs related to the First Grant would vest ratably over three years. The options related to the Second Grant would only vest during the 3-year life if the respective performance targets are met. The option price in all cases would be the fair market value of the underlying stock, which would be the closing price on the dates of the grant. You must be an employee of the Company for the grants to be made and to vest (or continue to vest). Other terms will be set forth in the 2008 Omnibus Incentive Plan and award agreements that provide the grants.
We will offer you an executive change in control severance agreement the terms of which have been provided to you by Tom McGimpsey, the general counsel.
All other terms of this offer will be in accordance with standard Company agreements and policies and cover such items including, but not limited to, medical, moving, vacation, disability, intellectual property and confidentiality. Copies of the documents containing such policies have been and will be provided to you separately.
Benefits become effective the first day of the month following your hire date. Benefit programs are re-evaluated and are subject to change at any time, at the discretion of the Company. This may include coverage offered and the cost of coverage. You will be provided with additional information and will have an opportunity to enroll in benefits when your employment commences.
As an executive of Advanced Energy you are expected to manage your personal time off in an efficient manner. You will not accrue PTO but will be able to take time off at your own discretion. Advanced Energy also recognizes seven (7) company-sponsored holidays during each calendar year. Given that Advanced Energy has several operational locations, you may decide which location will be your primary office.
The information in this letter is not intended to constitute a contract of employment, either express or implied. Your employment with Advanced Energy Industries, Inc. shall be at will.
Garry, representing the full Board we are very excited that we have found such an outstanding leader to take the Company to the next level of performance. I am looking forward to working with you and supporting your future successes.

Regards,
/s/ Richard P. Beck
Richard P. Beck on the authority of:
Doug Schatz
Chairman of the Board
Advanced Energy Industries Inc.

AGREED AND ACCCEPTED
By:	/s/ Garry Rogerson
Garry Rogerson